UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated February 24, 2004

2.

News Release dated March 1, 2004

3.

News Release dated March 3, 2004

4.

News Release dated March 16, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated  April 5, 2004                             Signed: _/s/ Christopher Dyakowski

                                                                                   Christopher Dyakowski,

                                                                                             Director

Storm Cat Energy Corporation (TSX-V: SME)

#100, 521 – 3rd Avenue S.W.

Calgary, AB T2P 3T3

800-908-0006

February 24, 2004 – Chris Dyakowski, President of Storm Cat Energy Corporation is pleased to announce the formation of a “Technical Advisory Board” to consult and advise management on a range of topics pertaining to the exploration and development of “Coalbed Methane and Tight Gas” properties throughout North America and Internationally.

The industry leaders, who now sit on this board, bring both the comprehensive knowledge and diverse experience necessary to successfully develop the immense opportunities in the unconventional gas industry, domestically and internationally.

The Board members include:

Dr. S. Robert Bereskin

Dr. Bereskin is President of Bereskin and Associates, Inc. Dr. Bereskin has been involved with numerous large scale oil and gas projects both domestically and internationally, most of which involve Coalbed Methane and Tight Gas operations. Importantly, Dr. Bereskin is a pioneer in recent technological advances of shale gas production in the United States, i.e. the Barnett Shale. He is also currently an Adjunct Professor at the University of Utah, responsible for teaching courses in Petroleum Geology.

Matt Mavor

Matt Mavor is a Petroleum Engineer and President of Tesseract Corporation. Mr. Mavor is renowned on an international level for his expertise in Coal Gas and Shale Gas engineering. More specifically, he has a unique combination of over 26 years of in-depth expertise in the disciplines of formation evaluation, reservoir engineering and simulation, and completion engineering for many types of reservoir rocks and fluid properties, especially including unconventional reservoirs.

Yaro Horachek

Yaro Horachek is President of Geo-ing Resource Consulting Ltd. He has had 30 years of experience in Coal exploration, Coalbed Methane exploration and evaluation, development, and planning of Coal deposits in Western Canada and Internationally. His experience with industry and government includes Shell Oil, Energy Utility Board of Alberta, Alberta and British Columbia governments, and numerous oil and gas and mining companies.

Chief Joe Norris

Chief Joe Norris created Yiasult Management Corporation which is a construction company composed of a conglomerate of 47 tribes on Vancouver Island and Mainland British Columbia. Chief Norris continues to serve as the Co-Chairman at this time. He has sat on numerous tribal councils for the past 15 years and has been instrumental in the successful negotiations between native Indian tribes and industry. Also, Chief Norris sits on various Board of Directors, serving British Columbia, such as First Nations Agricultural Lending Associations and the Provincial Residential School Board.

Each of the members of the Company’s Technical Advisory Board will enter into a written consulting agreement with the Company pursuant to which they will be paid oil and gas industry-standard per diem consulting fees.

“Chris Dyakowski”

Chris Dyakowski, President

Storm Cat Energy Corporation

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Storm Cat Energy Corporation (TSX-V: SME)

#100, 521 – 3rd Avenue S.W.

Calgary, AB T2P 3T3

Tel:1-800-908-0006

1 March, 2004

Chris Dyakowski, President of Storm Cat Energy Corporation is pleased to announce that the company has entered into negotiations with the petroleum resources branch of an Asian government for the right to explore for and develop Natural Gas from Coal (NGC) under a proposed five-year “Production Sharing Contract”. The parties have initialed a memorandum of understanding setting out parameters that will guide future negotiations. Any final agreement will be subject to local government approvals, and will include such matters as annual lease payments, gross overriding royalties, and a requirement for minimum annual exploration expenditures. Should Storm Cat successfully complete these negotiations, capital expenditures in the range of US $4 to $5 million will likely be required to complete a work program over the next five years. Negotiations will be ongoing over the next six to eight weeks.

Chris Dyakowski, President

Storm Cat Energy Corporation

The TSX Venture Exchange has not reviewed and down not accept responsibility for the adequacy or accuracy of the content of this News Release.

Storm Cat Energy Corporation (TSX-V: SME)

Suite 3000, 1055 West Georgia St.,

Vancouver, B.C.

V6E 3R3

Tel: (604) 250-2844

Fax: (604) 266-8401

3 March, 2004

Storm Cat Energy Corporation is pleased to announce a private placement of 1,875,000 units at a price of $0.80 per unit. Each unit consists of one Common share and one half of one share purchase warrant. Each whole warrant will entitle the holder to purchase one Common share for a term of one year from the closing date at a price of $1.00 per share. The subscription proceeds of $1,500,000 will be used for asset acquisition investigations, settlement of outstanding accounts and general corporate overhead over the coming year. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

The Corporation also announces that it has granted, under its Stock Option Plan, incentive stock options to certain of its consultants and one of its directors to purchase up to an aggregate of 305,000 Common shares in the capital of the Company exercisable for a period of five years ending on March 2, 2009 at a price of $1.00 per share.

“Chris Dyakowski”

Chris Dyakowski, President

Storm Cat Energy Corporation

The TSX Venture Exchange has not reviewed and down not accept responsibility for the adequacy or accuracy of the content of this News Release.

STORM CAT ENERGY CORPORATION

SUITE 3000, 1055 WEST GEORGIA ST., VANCOUVER, B.C. V6E 3R3

TEL: (604) 250-2844            FAX: (604) 266-8401

March 16th, 2004

STORM CAT ENERGY CORPORATION ANNOUNCES ADDITIONS TO BOARD OF

DIRECTORS AND TECHNICAL ADVISORY BOARD

VANCOUVER, British Columbia - Storm Cat Energy Corporation (TSX Venture: SME) is pleased to announce the addition of Dr. Robert Bereskin to its Board of Directors and Dr. Marc Bustin to its Technical Advisory Board.

Dr. S. Robert Bereskin

Dr. Bereskin is President of Bereskin and Associates Inc. He has been involved with numerous large-scale oil and gas projects both domestically and internationally, most of which involve coal bed methane and tight gas operations. Importantly, Dr. Bereskin is a pioneer in recent technological advances of shale gas production in the United States, such as the Barnett shale. He is also currently an adjunct professor at the University of Utah, responsible for teaching courses in petroleum geology. Dr. Bereskin was previously a member of Storm Cat’s Technical Advisory Board.

Dr. R. Marc Bustin (Ph.D., P. Geol., FRSC)

R. Marc Bustin is professor of petroleum and coal geology in the Department of Earth and Ocean Sciences at the University of British Columbia and president of RMB Earth Science Consultants and a principal of CBM Solutions Ltd. He has over 30 years experience in the petroleum sector, with abroad experience in the realm of fossil fuels both in research and in his consultancy practice. His professional experience includes employment by Mobil Oil Canada, Gulf Canada Resources prior to joining the University of British Columbia and subsequently one year with Elf-Aquitaine (France), CSIRO (France) and CNRS (Australia). Dr. Bustin has consulted in the area of fossil fuel resource evaluation for a variety of small through large petroleum companies in Europe, Africa, North America and Asia. Dr. Bustin has published over 150 scientific articles on fossil fuels.

Each of the members of the Company’s Technical Advisory Board is required to enter into a written consulting agreement with the Company pursuant to which they will be paid oil & gas industry-standard per diem consulting fees.

“Christopher Dyakowski”

Christopher Dyakowski, P. Geol

President, Storm Cat Energy Corporation

For further information contact Christopher Dyakowski - Phone (604) 250-2844, or Fax:

(604) 687-0586

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.